Exhibit 99.3

TO THE BENEFICIAL SHAREHOLDERS:

National Instrument 51-102 – Continuous disclosure obligations - provides shareholders with the opportunity to elect to have their name added annually to the Corporation’s supplemental mailing list in order to receive interim and/or annual financial statements of the Corporation.

If you are interested in receiving such statements, please complete and return this letter to the following address:

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal QC H3B 3K3

You may also submit your request via the AST Website at:

https://ca.astfinancial.com/financialstatements

Please refer to the Corporation code listed below.

Note:	Do not return this card by mail if you have submitted your request online.

AUX ACTIONNAIRES NON-INSCRITS:

La Norme Canadienne 51-102 – Obligation d’information continue - permet aux actionnaires d’inscrire annuellement leur nom sur la liste d’envoi supplémentaire de la Société afin de recevoir les états financiers trimestriels et/ou annuels de la Société.

Si vous désirez vous prévaloir de ce droit, veuillez compléter et retourner cette lettre à l’adresse suivante:

Société de fiducie AST (Canada)

C.P. 700

Succursale B

Montréal QC H3B 3K3

Vous pouvez aussi soumettre votre demande par l’entremise du site web d’AST au:

https://ca.astfinancial.com/etatsfinanciers

Veuillez vous référer au code de la Société ci-dessous.

Note:	Si vous soumettez votre demande en ligne, veuillez ne pas retourner cette version imprimée du formulaire.

Préférence linguistique:	❒ Anglais	❒ Français	Code de la Société
Language preference:	❒ English	❒ French	Corporation code 3086A

Je désire recevoir :	❒ États financiers trimestriels	❒ États financiers annuels
I wish to receive:	❒ Interim Financial Statements	❒ Annual Financial Statements

Nom: (en lettres moulées) Name: (please print)

Adresse: Address:

Signature:

Je certifie que je suis actionnaire. I certify that I am a shareholder.